Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-176914

Amendment No. 2 to the Pricing Supplement No. 2528 dated November 12, 2013 to the Prospectus dated September 19, 2011 and the Prospectus Supplement dated September 19, 2011

$2,359,415,000

The Goldman Sachs Group, Inc.

Floating Rate Notes due 2018

Medium-Term Notes, Series D

* This Amendment No. 2 to the pricing supplement no. 2528 dated November 12, 2013 (as amended, the “pricing supplement”) relates to a total of $2,359,415,000 aggregate principal amount of notes (which we refer to as the “notes”). Of this total, $659,415,000 principal amount of the notes, which we call the “second reopened notes”, was traded on the date of this Amendment No. 2 to the pricing supplement. Of the remaining $1,700,000,000 principal amount of the notes, $700,000,000 principal amount of the notes, which we call the “first reopened notes”, was issued on January 31, 2014, as described in Amendment No. 1 dated January 28, 2014 to the pricing supplement and $1,000,000,000 principal amount of the notes, which we call the “original notes”, was issued on November 15, 2013, as described in the initial pricing supplement.

The notes being purchased have the following terms:

Issuer: The Goldman Sachs Group, Inc.

Total principal amount of second reopened notes: $659,415,000

Total aggregate principal amount of notes outstanding upon completion of this offering: $2,359,415,000 (of this total $700,000,000 was issued on January 31, 2014 and $1,000,000,000 was issued on November 15, 2013)

Stated maturity: November 15, 2018

Specified currency: U.S. dollars

Trade date: for the original notes, November 12, 2013; for the first reopened notes, January 28, 2014; for the second reopened notes, September 10, 2014

Original issue date: for the original notes, November 15, 2013; for the first reopened notes, January 31, 2014; for the second reopened notes, September 15, 2014

Original issue price: for the original notes, 100.00% ($1,000,000,000); for the first reopened notes, 100.477% ($703,339,000 plus accrued interest thereon from November 15, 2013 to but excluding the date of delivery thereof, which was paid by the purchaser); for the second reopened notes, 101.979% ($672,464,823 plus accrued interest thereon from August 15, 2014 to but excluding the date of delivery thereof, which must be paid by the purchaser)

Underwriting discount: 0.35%

Net price/proceeds to The Goldman Sachs Group, Inc.: for the original notes, 99.65%

($996,500,000) (before expenses); for the first reopened notes, 100.127% ($700,889,000) (before expenses and accrued interest); for the second reopened notes, 101.629% ($670,156,870) (before expenses and accrued interest)

CUSIP no.: 38141EB73

ISIN: US38141EB735

Common Code: 099515210

Original issue discount notes: no

Form of notes:

• master global book-entry form only: yes

• non-global form available: no

Redemption before stated maturity: optional, but only if we become obligated to pay additional amounts because of changes in U.S. withholding tax requirements — see page PS-2

Repayment at option of holder: none

If interest rate is fixed: not applicable

If interest rate is floating: yes

• interest rate: a rate per annum equal to the base rate plus the spread

• base rate: 3-month U.S. dollar LIBOR

• Reuters screen LIBOR page: LIBOR01

• index maturity: 3 months

• index currency: U.S. dollar

• interest reset period: quarterly

• spread: 1.10% per annum

• spread multiplier: not applicable

• initial base rate: for the original notes and first reopened notes, 3-month U.S. dollar LIBOR as determined on November 13, 2013; for the second reopened notes, 3-month LIBOR as determined on August 13, 2014

• maximum rate: no

• minimum rate: no

• denominations: $2,000 and integral multiples of $1,000 thereafter

• interest payment dates: February 15, May 15, August 15 and November 15 of each year, commencing on February 15, 2014 for the original notes and the first reopened notes and commencing on November 15, 2014 for the second reopened notes (in each case, subject to the business day convention, except at maturity)

• interest reset dates: February 15, May 15, August 15 and November 15 of each year, commencing on February 15, 2014 for the original notes and the first reopened notes and commencing on November 15, 2014 for the second reopened notes (in each case, subject to the business day convention, except at maturity)

• interest determination date: two London business days prior to each interest reset date

• regular record dates: for interest due on an interest payment date, the day immediately prior to the day on which payment is to be made (as such payment date may be adjusted under the applicable business day convention specified below)

• day count convention: Actual/360 (ISDA)

• business days: London and New York

• business day convention: modified following (applicable to interest reset dates and interest payment dates)

• calculation agent: The Bank of New York Mellon

Defeasance applies as follows: not applicable

• full defeasance — i.e., our right to be relieved of all our obligations on the note by placing funds in trust for the investor: no

• covenant defeasance — i.e., our right to be relieved of specified provisions of the note by placing funds in trust for the investor: no

Listing: none

The information above, if any, about the original issue date, trade date, original issue price, net proceeds and original issue discount relates only to the initial sale of the notes. If the notes are sold in a market-making transaction after their initial sale, information about the price paid and the date of the sale will be provided in a separate confirmation of sale. Please refer to the accompanying prospectus dated September 19, 2011 and the accompanying Series D prospectus supplement dated September 19, 2011 for additional information about the notes being purchased. If this pricing supplement is being used in a market-making transaction in the original notes or first reopened notes, then this pricing supplement supersedes the pricing supplement no. 2528 dated November 12, 2013 and Amendment No. 1 dated January 28, 2014 to the pricing supplement.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes have been registered under the Securities Act of 1933 solely for the purpose of sales in the United States; they have not been and will not be registered for the purpose of any sales outside the United States.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus in a market-making transaction in the notes after their initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus are being used in a market-making transaction.

Goldman, Sachs & Co.
Drexel Hamilton	Great Pacific Securities
Mischler Financial Group, Inc.	The Williams Capital Group, L.P.

Pricing Supplement dated September 10, 2014.

Payment of Additional Amounts

We intend to pay principal and interest without deducting U.S. withholding taxes. If we are required to deduct U.S. withholding taxes from payment to non-U.S. investors, however, we will pay additional amounts on those payments, but only to the extent described in the accompanying prospectus under “Description of Debt Securities We May Offer — Payment of Additional Amounts”.

Tax Redemption

We will have the option to redeem the notes before they mature (at par plus accrued interest) if we become obligated to pay additional amounts because of changes in U.S. withholding tax requirements but only if our obligation results from a change in the laws or regulations of any U.S. taxing authority, or from a change in any official interpretation or application of those laws or regulations, that becomes effective or is announced on or after November 12, 2013, as described in the accompanying prospectus under “Description of Debt Securities We May Offer — Redemption and Repayment — Tax Redemption”.

FDIC

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

United States Federal Income Tax Consequences

Your notes will be treated as variable rate debt instruments for United States Federal income tax purposes as described under “United States Taxation — Taxation of Debt Securities — United States Holders — Variable Rate Debt Securities” in the accompanying prospectus.

Please refer to the discussion under “United States Taxation” in the accompanying prospectus supplement and the accompanying prospectus for a description of the material U.S. federal income tax consequences of ownership and disposition of the notes. The second reopened notes will be subject to the tax rules governing debt securities purchased at a premium, as described on page 120 of the accompanying prospectus. Accrued interest paid by an initial purchaser of the second reopened notes should not be taken into account in calculating such premium. In addition, interest paid on the first interest payment date following the issuance of the second reopened notes should be treated as a return of capital to the initial purchaser of the second reopened notes, and reduce such holder’s basis in the notes, to the extent of the accrued interest paid by such initial purchaser for the notes.

In addition, Treasury regulations and administrative guidance provide that Foreign Account Tax Compliance Act (“FATCA”) withholding (as described in “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance” in the accompanying prospectus) will generally not apply to obligations that are issued prior to July 1, 2014, unless the obligations are “significantly modified” (as defined in the applicable Treasury regulations) after July 1, 2014. The second reopened notes will be issued in a “qualified reopening” of the original notes for U.S. federal income tax purposes, and will accordingly be treated as having the same issue date as the original notes for purposes of FATCA. Therefore, absent a significant modification, the notes will not be subject to FATCA withholding.

Additional Information Regarding Terms of the Notes

To fully understand the terms of your notes, you should read the description of the Actual/360 (ISDA) day count convention appearing under “Description of Notes We May Offer — Interest Rates — Floating Rate Notes” in the accompanying prospectus supplement, the descriptions of New York business day and London business day appearing under “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities — Business Days” in the accompanying prospectus and the description of the modified following business day convention appearing under “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities — Business Day Conventions” in the accompanying prospectus. These descriptions, together with the terms set forth on the cover page of this pricing supplement and the terms appearing in the left hand column of page PS-2, are terms of your notes and will be incorporated into the master global note that represents your notes.

Considerations Relating to LIBOR

Beginning in 2008, concerns were raised that some of the member banks surveyed by the British Bankers’ Association (the “BBA”) in connection with the calculation of LIBOR across a range of maturities and currencies may have been under-reporting or otherwise manipulating the inter-bank lending rate applicable to them. A number of BBA member banks have entered into settlements with their regulators and law enforcement agencies with respect to alleged manipulation of LIBOR, and investigations were instigated by regulators and governmental authorities in various jurisdictions. If manipulation of LIBOR or another inter-bank lending rate occurred, it may have resulted in that rate being artificially lower (or higher) than it otherwise would have been.

In September 2012, the U.K. government published the results of its review of LIBOR (commonly referred to as the “Wheatley Review”). The Wheatley Review made a number of recommendations for changes with respect to LIBOR including the introduction of statutory regulation of LIBOR, the transfer of responsibility for LIBOR from the BBA to an independent administrator, changes to the method of compilation of lending rates and new regulatory oversight and enforcement mechanisms for rate-setting. Based on the Wheatley Review, final rules for the regulation and supervision of LIBOR by the Financial Conduct Authority (the “FCA”) were published and came into effect on April 2, 2013 (the “FCA Rules”). In particular, the FCA Rules include requirements that (1) an independent LIBOR administrator monitor and survey LIBOR submissions to identify breaches of practice standards and/or potentially manipulative behavior, and (2) firms submitting data to LIBOR establish and maintain a clear conflicts of interest policy and appropriate systems and controls. In addition, in response to the Wheatley Review recommendations, ICE Benchmark

Administration Limited (the “ICE Administration”) has been appointed as the independent LIBOR administrator, effective February 1, 2014.

It is not possible to predict the effect of the FCA Rules, any changes in the methods pursuant to which the LIBOR rates are determined and any other reforms to LIBOR that will be enacted in the U.K. and elsewhere, which may adversely affect the trading market for LIBOR-based securities. In addition, any changes announced by the FCA, the ICE Administration or any other successor governance or oversight body, or future changes adopted by such body, in the method pursuant to which the LIBOR rates are determined may result in a sudden or prolonged increase or decrease in the reported LIBOR rates. If that were to occur, the level of interest payments or and the value of the notes may be affected. Further, uncertainty as to the extent and manner in which the Wheatley Review recommendations will continue to be adopted and the timing of such changes may adversely affect the current trading market for LIBOR-based securities and the value of your notes.

Trustee Conflict of Interest

BNY Mellon Capital Markets, LLC, an affiliate of the trustee, was an underwriter for the offering of the first reopened notes. Therefore, if a default occurs with respect to the notes within one year after the offering of the first reopened notes (or any other offering of our securities in which an affiliate of the trustee participates as an underwriter), the trustee would likely be considered to have a conflicting interest for purposes of the Trust Indenture Act of 1939. In that event, except in very limited circumstances, the trustee would be required to resign as trustee under the senior debt indenture under which the notes are being issued and we would be required to appoint a successor trustee, unless the default is cured or waived within 90 days. If the trustee resigns following a default, it may be difficult to identify and appoint a qualified successor trustee. The trustee will remain the trustee under the indenture until a successor is appointed. During the period of time until a successor is appointed, the trustee will have both (a) duties to noteholders under the indenture and (b) a conflicting interest under the indenture for purposes of the Trust Indenture Act.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. and the underwriters for this offering named below have entered into a terms agreement and a distribution agreement with respect to the second reopened notes. Subject to certain conditions, each underwriter has agreed to purchase the principal amount of second reopened notes indicated in the following table.

Underwriters	Principal Amount of Second Reopened Notes
Goldman, Sachs & Co.	$646,226,700
Drexel Hamilton, LLC	$3,297,075
Great Pacific Securities	$3,297,075
Mischler Financial Group, Inc.	$3,297,075
The Williams Capital Group, L.P.	$3,297,075

Total	$659,415,000

The underwriters are committed to take and pay for all of the second reopened notes being offered, if any are taken.

The following table shows the per $1,000 principal amount of the second reopened notes and total underwriting discounts and commissions to be paid to the underwriters by us.

Per $1,000 second reopened note	$3.50
Total	$2,307,953

The second reopened notes sold by the underwriters to the public will initially be offered at the original issue price set forth on the cover of this pricing supplement. The underwriters intend to purchase the second reopened notes from The Goldman Sachs Group, Inc. at a purchase price equal to the original issue price less a discount of 0.35% of the principal amount of the second reopened notes. Any second reopened notes sold by the underwriters to securities dealers may be sold at a discount from the original issue price of up to 0.20% of the principal amount of the second reopened notes. Any such securities dealers may resell any second reopened notes purchased from the underwriters to certain other brokers or dealers at a discount from the original issue price of up to 0.10% of the principal amount of the second reopened notes. If all of the offered second reopened notes are not sold at the original issue price, the underwriters may change the offering price and the other selling terms. The offering of the second reopened notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters intend to offer the second reopened notes for sale in the United States either directly or through affiliates or other dealers acting as selling agents. The underwriters may also offer the second reopened notes for sale outside the United States either directly or through affiliates or other dealers acting as selling agents. This pricing supplement may be used by the underwriters and other dealers in connection with offers and sales of notes made in the United States, as well as offers and sales in the United States of notes initially sold outside the United States. The notes have not been, and will not be, registered under the Securities Act of 1933 for the purpose of sales outside the United States.

Please note that the information about the original issue date, original issue price and net proceeds to The Goldman Sachs Group, Inc. on the front cover page relates only to the initial sale of the second reopened notes. If you have purchased a note in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

It is expected that delivery of the second reopened notes will be made against payment therefor on September 15, 2014, which is the third business day following the date of this pricing supplement.

Each underwriter has represented and agreed that it will not offer or sell the notes in the United States or to United States persons except if such offers or sales are made by or through Financial Industry Regulatory Authority, Inc. member broker-dealers registered with the U.S. Securities and Exchange Commission.

Each underwriter has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended) (the “FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to The Goldman Sachs Group, Inc.; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of notes which are the subject of the offering contemplated by this pricing supplement in relation thereto may not be made to the public in that Relevant Member State except that, with effect from and including the Relevant Implementation Date, an offer of such notes may be made to the public in that Relevant Member State:

(a)	at any time to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	at any time to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representative for any such offer; or
(c)	at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes referred to above shall require The Goldman Sachs Group, Inc. or the underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression “an offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression 2010 PD Amending Directive means Directive 2010/73/EU.

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This pricing supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this pricing supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to Section 275(1A) or an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law or (4) pursuant to Section 276(7) of the SFA.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Law No. 25 of 1948, as amended, the “FIEL”) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

The notes are not offered, sold or advertised, directly or indirectly, in, into or from Switzerland on the basis of a public offering and will not be listed on the SIX Swiss Exchange or any other offering or regulated trading facility in Switzerland. Accordingly, neither this pricing supplement, the accompanying prospectus supplement nor any accompanying prospectus or other marketing material constitute a prospectus as defined in article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus as defined in article 32 of the Listing Rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland. Any resales of the notes by the underwriters thereof may only be undertaken on a private basis to selected individual investors in compliance with Swiss law. This pricing supplement, the accompanying prospectus supplement and accompanying prospectus may not be copied, reproduced, distributed or passed on to others or otherwise made available in Switzerland without our prior written consent. By accepting this pricing supplement, the accompanying pro-

spectus supplement and accompanying prospectus or by subscribing to the notes, investors are deemed to have acknowledged and agreed to abide by these restrictions. Investors are advised to consult with their financial, legal or tax advisers before investing in the notes.

The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions paid to the underwriters, will be approximately $115,000.

There is no established trading market for the second reopened notes. We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. Other affiliates of The Goldman Sachs Group, Inc. may also do so. Neither Goldman, Sachs & Co. nor any other affiliate, however, is obligated to do so and any of them may discontinue marketmaking at any time without notice. No assurance can be given as to the liquidity or the trading market for the notes.

The Goldman Sachs Group, Inc. has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for The Goldman Sachs Group, Inc. or its affiliates, for which they received or will receive customary fees and expenses. Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. Please see “Plan of Distribution — Conflicts of Interest” on page 137 of the accompanying prospectus.

In the ordinary course of its various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of The Goldman Sachs Group, Inc.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide. This pricing supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement

$2,359,415,000*

The Goldman Sachs

Group, Inc.

Floating Rate Notes due 2018

Medium-Term Notes, Series D

Goldman, Sachs & Co.

Drexel Hamilton

Great Pacific Securities

Mischler Financial Group, Inc.

The Williams Capital Group, L.P.